SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For February 26th, 2009

Commission File Number: 1-15154

ALLIANZ SE

Koeniginstrasse 28
80802 Munich
Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F⊠   Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Allianz Group Achieved Operating Profit of 7.4 Billion Euros in 2008

  Net income from continued business of 4 billion Euros
  Sale of Dresdner Bank completed
  Net loss of 2.4 billion Euros for the Group taking into account discontinued business
  Board of Management proposes dividend of 3.50 Euros per share for 2008

MUNICH, Germany--(BUSINESS WIRE)--February 26, 2009--In fiscal year 2008, based on preliminary figures, the Allianz Group posted a robust operating profit and a solvency ratio remains at a high level, despite the difficult economic environment. Revenues of the Allianz Group fell by 5.3 percent to 92.5 billion Euros in the year 2008 from 97.7 billion Euros in the previous year. The operating profit of 7.4 billion Euros compared to 10.3 billion Euros in the record year 2007. Net income from continued business amounted to 4 billion Euros following 7.3 billion Euros in the previous year. Discontinued operations, comprising the results of Dresdner Bank, and its sale to Commerzbank, impacted Allianz Group's net income in fiscal 2008 by 6.4 billion Euros. This yields a net loss of 2.4 billion Euros for the Allianz Group in 2008.

The financial crisis also affected the core business of Allianz. While Property and Casualty insurance proved to be largely unaffected, the Life Insurance and Asset Management business saw hits on revenues and profits.

Michael Diekmann, CEO of Allianz SE: 'Allianz remains solid, a financially stable partner for customers, shareholders and employees. Our result of 7.4 billion Euros deserves recognition considering the challenging environment. Our efforts in 2009 will continue to focus on operating efficiency and offering our customers products that provide security over the long term - that is our core business.'

Shareholder's equity at 33.7 billion Euros at December 31, 20008 continues to provide a solid foundation even in times of crisis. The number of Allianz customers worldwide amounts to some 75 million (adjusted for Dresdner Bank).

The Board of Management will propose a dividend of 3.50 Euros per share to the Supervisory Board of Allianz SE.

Taking the sale of Dresdner Bank and the planned dividend into account, the solvency ratio of the Allianz Group amounted to 161 percent at year end 2008, comfortably within the target range of 150 percent to 170 percent.

The sale of Dresdner Bank to Commerzbank was closed on January 12, 2009 - more than half a year earlier than originally intended. The negative charge of 6.4 billion Euros in the Allianz results for fiscal year 2008 consists of operating losses of 2.1 billion Euros sustained by Dresdner Bank in the first nine months, an impairment of 1.4 billion Euros on the fair value of Dresdner bank as at September 30, 2008, together with charges of 2.7 billion Euros due to changes in the structure of the transaction and the decrease in value of our share in Commerzbank.

Business results

Property and Casualty insurance, the largest business segment for Allianz, presented a stable profile last year. Premium income increased slightly from 43.2 billion Euros to 43.4 billion Euros (adjusted for the transfer of AGF's health insurance business to the Life/Health segment). Internal growth amounted to 1.7 percent. An operating profit amounting to 5.6 billion Euros was achieved, which is a decline of approximately 10 percent compared to 2007. The combined ratio reached 95.1 percent in 2008, compared to 93.6 percent in the previous year. As a result of successful efficiency programs and despite negative price effects, the increase in the combined ratio of 1.5 percentage points remains lower than the rate of claims inflation.

'Under the prevailing market conditions, Property and Casualty insurance generated a good result and maintained a stable combined ratio. Once more this reflected the positive result of our consistent underwriting policy, price discipline and improved efficiency,' explained Helmut Perlet, Chief Financial Officer of Allianz SE.

In Life and Health insurance, premium income for 2008 fell by 9.7 percent from 49.4 billion Euros to 45.6 billion Euros. While the demand for traditional life insurance policies increased slightly, unit-linked products and distribution through the bancassurance channel were especially heavily impacted. The operating profit decreased from the record level of 3 billion Euros in 2007 to 1.2 billion Euros in 2008. Besides a downward investment result this is also attributed to a difficult market environment in the USA.

'Although the declining investment result for life insurance does not surprise us in this volatile market environment, it was unusually high in the fourth quarter. But our operating profit of 1.2 billion Euros shows we have enough substance to accommodate the fluctuations in the market,' said Helmut Perlet.

Asset Management had to battle with extremely difficult and unpredictable capital market developments during 2008, which became even more pronounced during the course of the fourth quarter. The operating profit decreased by 32 percent to 926 million Euros in 2008 compared with 1.4 billion Euros in the previous year. This development is mainly attributed to the reduced market value of assets under management and respectively lower net fee and commission income as well as to investments in distribution.

Assets under management for third parties increased by 14 billion Euros for fixed income business in 2008, while falling back by 70 billion Euros in equities. The decline in equity business is due to lower market valuations and the global trend to reduce equity investments. Overall, assets under management for third parties amounted to 703 billion Euros at the end of the year, compared with 765 billion Euros in the previous year.

Outlook 'The difficult conditions in the capital markets will continue throughout 2009. We are in the midst of the toughest economic downturn for decades. Reliable profit forecasts for 2009 are not possible in this environment,' commented Michael Diekmann

Preliminary key figures 4th quarter and fiscal year
2008
	4Q 2008	4Q 2007
Total revenues [Euro bn]	23.0	25.6
Operating Result [Euro mn]	956	2,598
Property/Casualty [Euro mn]	1,238	1,651
Life/Health [Euro mn]	-304	614
Banking* [Euro mn]	-25	4
Asset Management [Euro mn]	218	392
Corporate [Euro mn]	-63	-59
Consolidation [Euro mn]	-108	-4

Income / loss before income taxes & minority interests
[Euro mn]	-187	1,830
Income taxes [Euro mn]	42	-507
Minority interests in earnings [Euro mn]	-38	-71

Net income / loss from continuing operations [Euro mn]	-183	1,252
Property/Casualty [Euro mn]	665	906
Life/Health [Euro mn]	-545	396
Banking* [Euro mn]	-42	-10
Asset Management [Euro mn]	129	123
Corporate [Euro mn]	-409	-76
Consolidation [Euro mn]	19	-87

Net income / loss from discontinuing operations
[Euro mn]	-2,928	-587

Net income / loss [Euro mn]	-3,111	665

Basis earning per share [Euro]	-6.92	1.48
from continuing operations [Euro]	-0.41	2.79
from discontinued operations [Euro]	-6.51	-1.31

Diluted earning per share [Euro]	-6.96	1.38
from continuing operations [Euro]	-0.47	2.68
from discontinued operations [Euro]	-6.49	-1.30

Ratios
Property/Casualty: Combined Ratio	95.8%	90.9%
Life/Health: Statutory Expense Ratio	8.1%	10.0%
Banking*: Cost-Income Ratio	110.9%	93.4%
Asset Management: Cost-Income Ratio	69.9%	55.4%

[Euro bn]	31.12.2008	31.12.2007
Shareholders' equity**	33.7	47.8
Third-party assets under management	703	765

	FY 2008	FY 2007
Total revenues [Euro bn]	92.5	97.7
Operating Result [Euro mn]	7,433	10,313
Property/Casualty [Euro mn]	5,649	6,299
Life/Health [Euro mn]	1,206	2,995
Banking* [Euro mn]	-31	32
Asset Management [Euro mn]	926	1,359
Corporate [Euro mn]	-188	-325
Consolidation [Euro mn]	-129	-47

Income / loss before income taxes & minority interests
[Euro mn]	5,473	10,563
Income taxes [Euro mn]	-1,287	-2,572
Minority interests in earnings [Euro mn]	-219	-675

Net income / loss from continuing operations [Euro mn]	3,967	7,316
Property/Casualty [Euro mn]	4,335	5,174
Life/Health [Euro mn]	327	1,991
Banking* [Euro mn]	-114	55
Asset Management [Euro mn]	379	498
Corporate [Euro mn]	-725	-158
Consolidation [Euro mn]	-235	-244

Net income / loss from discontinuing operations
[Euro mn]	-6,411	650

Net income / loss [Euro mn]	-2,444	7,966

Basis earning per share [Euro]	-5.43	18.00
from continuing operations [Euro]	8.81	16.53
from discontinued operations [Euro]	-14.24	1.47

Diluted earning per share [Euro]	-5.47	17.71
from continuing operations [Euro]	8.59	16.26
from discontinued operations [Euro]	-14.06	1.45

Dividend per share [Euro]	3.50	5.50

Ratios
Property/Casualty: Combined Ratio	95.1%	93.6%
Life/Health: Statutory Expense Ratio	9.7%	9.4%
Banking*: Cost-Income Ratio	100.4%	94.1%
Asset Management: Cost-Income Ratio	67.9%	58.3%

* Continuing operations (without Dresdner Bank)
** Excluding minority interests

These assessments are, as always, subject to the disclaimer provided below.

Cautionary Note Regarding Forward-Looking Statements: Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz SE's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking information contained herein.

No duty to update The company assumes no obligation to update any information contained herein.

Language:	English
Issuer:	Allianz SE
Königinstr. 28
80802 München
Deutschland
Phone:	+49 (0)89 38 00 - 41 24
Fax:	+49 (0)89 38 00 - 38 99
E-mail:	investor.relations@allianz.com
Internet:	www.allianz.com
ISIN:	DE0008404005
WKN:	840400
Indices:	DAX-30, EURO STOXX 50
Listed:	Regulierter Markt in Berlin, Frankfurt (Prime Standard),
Hannover, Düsseldorf, Stuttgart, München, Hamburg;
Terminbörse EUREX; Foreign Exchange(s) London, NYSE, SWX

Allianz SE
Michael Sieburg, +49 (0)89-3800-19957
michael.sieburg@allianz.com

CONTACT:
Allianz AG

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANZ SE

		By:	/s/ Dr. Reinhard Preusche
Dr. Reinhard Preusche
Group Compliance

		By:	/s/ Michael Sieburg
Michael Sieburg
Group Compliance

Date:	February 26th 2009